EXHIBIT 3.8

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF DETERMINATION OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
ARADIGM CORPORATION

        The undersigned certify that:

        1. They are the Chief Executive Officer and Chief Financial Officer, respectively, of Aradigm Corporation, a California corporation (the “Corporation”).

        2. Section 1 of the Certificate of Determination of Series A Junior Participating Preferred Stock is amended to read in full as follows:

“Section 1. Designation and Amount. One Million Five Hundred Thousand (1,500,000) shares of Preferred Stock, without par value, are designated “Series A Junior Participating Preferred Stock” with the rights, preferences, privileges and restrictions specified herein (the “Junior Preferred Stock”). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Junior Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Junior Preferred Stock.”

        3. The foregoing amendment of the Certificate of Determination of Preferences of Series A Junior Participating Preferred Stock has been duly approved by the Board of Directors pursuant to authority given by the Corporation’s Amended and Restated Articles of Incorporation.

        We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: June 10, 2004

/s/ RICHARD P. THOMPSON Richard P. Thompson Chief Executive Officer

/s/ THOMAS C. CHESTERMAN Thomas C. Chesterman Chief Financial Officer